news release

Zi Corporation Licenses eZiText and eZiType to Trolltech

Predictive Text Technology in Chinese and Alphabetic Languages Integrated into the Qtopia Application Platform and User Interface for Linux-based devices

Calgary, AB, Canada, January 10, 2008 - Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced a new license agreement for its innovative predictive text products, eZiText® and eZiType® with Norway-based Trolltech ASA.

Zi Corporation’s eZiText and eZiType have been integrated on Qtopia Phone Edition, an application platform and user interface for Linux-based devices, to offer advanced text entry for Chinese and alphabetic languages. Trolltech has integrated eZiText and eZiType as part of the Qtopia Greensuite initiative, which offers pre-integrated market leading partner components on top of Qtopia Phone Edition.

Qtopia Phone Edition is developed by Trolltech for device manufacturers that wish to enable faster handset development and commercial deployment.

eZiText and eZiType will be the integrated text input tools available as part of the Qtopia Greensuite initiative and includes features such as word completion, dual language prediction and auto-correction. Zi will receive royalties for every handset enabled with eZiText and eZiType that is sold through Trolltech’s channels.

This latest integration comes less than a year after Trolltech announced eZiText on its Qtopia Greenphone project, demonstrating how quickly users can draft text messages, thereby improving device usability.

Haavard Nord, Trolltech CEO, commented, "With the Qtopia Greensuite initiative, we are looking to offer device manufacturers the most comprehensive application platform for efficiently creating Linux-based devices. In order to do so, we need to work with industry-leading partners. Zi has shown through its work with us on the Greenphone last year that it offers a complete solution that is in high demand, so we are extremely pleased to feature its software."

"Following the success of eZiText and Decuma on the Greenphone, we are delighted that Trolltech has chosen to take our solution to the next level and integrate it onto its UI platform," said Milos Djokovic, President and CEO of Zi Corporation. "The Qtopia Greensuite initiative provides an all-in-one solution for handset integration, which helps accelerate the development process. With the addition of eZiType, Linux developers will have access to exceptional predictive text software."

ABI Research has predicted that Linux will power about 31 percent of all Smartphones sold in 2012, and by then will have shipped in 331 million devices. It also forecasts 75 percent CAGR (compound annual growth rate) for Linux in Smartphones through 2012, making it the fastest-growing OS in the sector.

At the end of 2006, it was reported that several million Qtopia-based devices have shipped to date, and Qtopia has become the de-facto standard for Linux handset makers with 120 manufacturers building Qtopia devices – 40 of which are mobile phones.

About Trolltech

Trolltech® creates application development platforms for desktop and mobile device innovation. Trolltech's software increases the appeal of our customer's desktop applications and devices while reducing their risks and software development costs. Trolltech's technologies accelerate the evolution of software by unleashing the creative power of the developer.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business. The company is listed on the Oslo Stock Exchange under the ticker symbol TROLL. For more information about Trolltech, please visit http://www.trolltech.com.

About eZiText

The eZiText user-friendly text input system by Zi enables consumer electronic manufacturers and telecom carriers to provide end users with a richer, more personalized text input experience. eZiText provides faster and more efficient text entry through truly predictive entry and word completion, coupled with the ability to learn from usage patterns and new vocabulary. eZiText supports 60 unique language databases.

About eZiType

Ideal for physical and virtual keyboard-based mobile devices such as Smartphones, PDAs and gaming consoles, eZiType enhances the mobile user's text entry experience by improving typing speed and spelling accuracy. Featuring a unique auto-correction feature that automatically presents word corrections for misspelled words combined with innovative predictive text technology from Zi, eZiType eliminates many of the text entry challenges associated with small form factor keyboards by enhancing composition of email and short messages.

About Zi Corporation

Zi Corporation (zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType for keyboard prediction with auto-correction; eZiText for predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Brian Dolby / Emma Tagg
brian@bcspr.co.uk / emma@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (US business/financial media)
len@allencaron.com
+1 949 474 4300